Exhibit 99.1
Unaudited interim condensed
consolidated financial statements
of Orion Engineered Carbons S.A., Luxembourg,
as at September 30, 2016

Interim condensed consolidated income statements of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2016 and 2015 - unaudited

		Three Months Ended Sep 30, 2016	Three Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2015
	Note	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	4	259,682	278,660	753,818	851,411
Cost of sales		(176,929)	(204,512)	(502,532)	(609,539)

Gross profit	4	82,753	74,148	251,286	241,872

Selling expenses		(28,601)	(27,136)	(83,879)	(80,627)
Research and development costs		(3,654)	(2,460)	(10,718)	(10,525)
General and administrative expenses		(17,187)	(14,591)	(50,803)	(45,291)
Other operating income	5	533	3,312	1,602	4,987
Other operating expenses	5	(2,533)	(6,133)	(11,490)	(11,120)
Restructuring expenses	3	(27,900)	—	(27,900)	—

Operating result (EBIT)		3,411	27,140	68,098	99,296

Finance income	5	6,214	13,555	19,036	21,502
Finance costs	5	(15,609)	(27,478)	(46,080)	(62,663)
Share of profit or loss of joint ventures		121	121	298	371

Financial result		(9,274)	(13,802)	(26,746)	(40,790)

Profit or (loss) before income taxes		(5,863)	13,338	41,352	58,506

Income taxes	9	2,023	(1,286)	(15,337)	(17,120)

Profit or (loss) for the period		(3,840)	12,052	26,015	41,386

Earnings per Share (EUR per share), basic		(0.06)	0.20	0.44	0.69
Weighted average number of ordinary shares (in thousands)		59,320	59,635	59,364	59,635
Earnings per Share (EUR per share), diluted		(0.06)	0.20	0.43	0.69
Weighted average number of diluted ordinary shares (in thousands)		59,775	59,949	59,819	59,741

Interim condensed consolidated statements of comprehensive income of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2016 and 2015 – unaudited

	Three Months Ended Sep 30, 2016	Three Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2015
	In EUR k	In EUR k	In EUR k	In EUR k

Profit or (loss) for the period	(3,840)	12,052	26,015	41,386

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)	4,719	(16,714)	3,832	(6,644)
Income tax effects	(27)	—	1,383	—

Unrealized net gains/(losses) on net investments in a foreign operation
Change in unrealized gains/(losses)	857	201	4,059	(12,413)
Income tax effects	(277)	(66)	(1,312)	4,166

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	5,137	(16,579)	7,827	(14,891)

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/(losses)	(1,983)	3,686	(11,103)	(435)
Income tax effects	630	(1,175)	3,593	145

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(1,353)	2,511	(7,510)	(290)

Other comprehensive income, net of tax	3,784	(14,068)	317	(15,181)

Total comprehensive income, net of tax all attributable to equity holders of the parent	(56)	(2,016)	26,332	26,205

Interim condensed consolidated statements of financial position of
Orion Engineered Carbons S.A. as at September 30, 2016 and December 31, 2015 – unaudited

		Sep 30, 2016	Dec 31, 2015
A S S E T S	Note	In EUR k	In EUR k
Non-current assets
Goodwill		48,512	48,512
Other intangible assets		80,584	94,803
Property, plant and equipment		370,579	385,856
Investment in joint ventures		4,536	4,657
Other financial assets	8	1,359	3,049
Other assets		2,910	3,698
Deferred tax assets	9	59,848	55,254
		568,328	595,829
Current assets
Inventories	7	107,936	105,111
Trade receivables		178,614	172,123
Other financial assets	8	4,461	3,126
Other assets		21,044	20,321
Income tax receivables	9	4,342	8,750
Cash and cash equivalents		64,735	65,261
		381,132	374,692
		949,460	970,521

		Sep 30, 2016	Dec 31, 2015
E Q U I T Y A N D L I A B I L I T I E S	Note	In EUR k	In EUR k
Equity
Subscribed capital		59,635	59,635
Treasury shares	6	(3,415)	—
Reserves		(37,413)	(52,823)
Profit for the period	4	26,015	42,874
		44,822	49,686
Non-current liabilities
Pension provisions		56,953	44,994
Other provisions		14,098	15,456
Financial liabilities	8	598,685	650,782
Other liabilities		598	138
Deferred tax liabilities	9	39,302	40,052
		709,636	751,422
Current liabilities
Other provisions		55,105	38,057
Trade payables		96,100	94,213
Other financial liabilities	8	12,393	4,750
Income tax liabilities	9	12,455	16,443
Other liabilities		18,949	15,950
		195,002	169,413
		949,460	970,521

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2016 and 2015 – unaudited

		Three Months Ended Sep 30, 2016	Three Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2015
	Note	In EUR k	In EUR k	In EUR k	In EUR k
Profit or (loss) for the period	4	(3,840)	12,052	26,015	41,386

Income taxes	9	(2,023)	1,286	15,337	17,120

Profit or (loss) before income taxes		(5,863)	13,338	41,352	58,506

Depreciation, amortization and impairment of intangible assets and property, plant and equipment		30,724	17,593	70,276	52,045
Other non-cash expenses/(income)		1,426	(2,297)	1,740	(2,297)
(Increase)/decrease in trade receivables		(7,177)	7,162	(4,681)	27,356
(Increase)/decrease in inventories	7	(10,101)	4,930	(4,081)	16,982
Increase/(decrease) in trade payables		8,050	(17,445)	12,319	(20,522)
Increase/(decrease) in provisions		21,456	2,946	15,517	(8,153)
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities		3,369	(6,691)	5,331	(4,119)
Finance income	5	(6,214)	(13,555)	(19,036)	(21,502)
Finance costs	5	15,609	27,478	46,080	62,663
Cash paid for income taxes		(6,426)	(3,328)	(17,128)	(8,865)

Cash flows from operating activities		44,853	30,131	147,689	152,094

Cash paid for the acquisition of intangible assets and property, plant and equipment		(10,151)	(9,478)	(48,167)	(40,823)

Cash flows from investing activities		(10,151)	(9,478)	(48,167)	(40,823)

Share buyback	6	—	—	(3,415)	—
Repayments of borrowings		(21,796)	(1,795)	(45,404)	(5,406)
Cash in- and (outflows) from short term financial liabilities		6,779	(4,067)	6,745	(7,599)
Interest and similar expenses paid		(11,827)	(9,646)	(30,726)	(32,184)
Interest and similar income received		1,668	198	2,014	1,324
Dividends paid to shareholders		(10,000)	(10,000)	(29,994)	(30,000)

Cash flows from financing activities		(35,176)	(25,310)	(100,780)	(73,865)

Change in cash		(474)	(4,657)	(1,258)	37,406

Change in cash resulting from exchange rate differences		270	(2,501)	732	(2,090)
Cash and cash equivalents at the beginning of the period		64,939	113,018	65,261	70,544

Cash and cash equivalents at the end of the period		64,735	105,860	64,735	105,860

Interim condensed consolidated statements of changes in equity of
Orion Engineered Carbons S.A. for the nine months ended September 30, 2016 – unaudited

	Subscribed capital		Treasury shares	Capital reserves	Translation reserve	Reserve for hedges of a net investment in foreign operation	Reserve for actuarial gains (losses) on defined benefit plans	Retained Earnings	Total equity
	Number of common shares	Amount
		In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k
As at Jan 1, 2015	59,635,126	59,635	—	159,421	18,590	—	(14,277)	(168,104)	55,265
Profit for the period	—	—	—	—	—	—	—	41,386	41,386
Other comprehensive income, net of tax	—	—	—	—	(6,644)	(8,247)	(290)	—	(15,181)
Total comprehensive income, net of tax	—	—	—	—	(6,644)	(8,247)	(290)	41,386	26,205
Dividends paid	—	—	—	(30,000)	—	—	—	—	(30,000)
Share based compensation	—	—	—	411	—	—	—	—	411

As at Sep 30, 2015	59,635,126	59,635	—	129,832	11,946	(8,247)	(14,567)	(126,718)	51,881

As at Jan 1, 2016	59,635,126	59,635	—	120,328	19,286	(11,403)	(12,930)	(125,230)	49,686
Profit for the period	—	—	—	—	—	—	—	26,015	26,015
Other comprehensive income, net of tax	—	—	—	—	5,215	2,747	(7,510)	—	317
Total comprehensive income, net of tax	—	—	—	—	5,215	2,747	(7,510)	26,015	26,332
Dividends paid	—	—	—	(29,994)	—	—	—	—	(29,994)
Share Buyback	(314,912)	—	(3,415)	—	—	—	—	—	(3,415)
Share-based compensation	—	—	—	2,213	—	—	—	—	2,213

As at Sep 30, 2016	59,320,214	59,635	(3,415)	92,547	24,501	(8,656)	(20,440)	(99,215)	44,822

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.A., Luxembourg, as at September 30, 2016

1.	Organization and principal activities
Orion Engineered Carbons S.A. (“Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 6 Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg.
Orion’s unaudited interim condensed consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. Orion’s fiscal year is the calendar year.
Orion Group is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at September 30, 2016, Orion operates 14 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies. Ten holding companies and two service companies, as well as one production facility in Portugal (currently in dissolution), are consolidated in the Orion Group. Additionally, the Group operates a joint venture with one production facility in Germany. During the third quarter of 2016 it was decided to cease production of the Orion Engineered Carbons SAS production plant in Ambès, France by end of December 2016. For further details please see Note 3. (Restructuring of the Rubber Carbon Black footprint).
Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea, Germany and China.
The Group’s unaudited interim condensed consolidated financial statements were authorized for issue by management on November 3, 2016.

2.	Basis of preparation of the interim condensed consolidated financial statements
Basis of preparation
The unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
All International Financial Reporting Standards ("IFRSs") originated by the IASB, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee applicable for the period ended September 30, 2016 have been applied.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2015.
The unaudited interim condensed consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding, numbers presented throughout the tables and notes herein may not add up precisely to the totals we provide and percentages may not precisely reflect absolute figures.
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2015. The following amendments to IFRS, which were adopted on January 1, 2016, did not have a material impact on the accounting policies, financial position or performance of the Group:

•	Improvements to IFRSs (2012-2014 cycle)
In September 2014, the IASB issued a cycle of Annual Improvements to IFRSs (cycle 2012-2014) that contains five changes to four standards, primarily with a view to remove inconsistencies and clarifying wording.

•	IAS 1 Presentation of Financial Statements
As part of its disclosure initiative, the IASB published in December 2014 amendments to IAS 1 Presentation of Financial Statements which is designed to assist preparers in applying judgment when meeting the presentation and disclosure requirements in IFRS. This includes more options on how to present financial statements and notes. This had no impact on these interim financial statements.
• IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets
On May 12, 2014, the IASB published the (final) amendments to IAS 16 and IAS 38. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The amendments clarify the acceptable methods of depreciation and amortization and have no impact on accounting for amortization and depreciation within the Group.

Accounting policies

Treasury Shares
In December 2015, Orion announced the Board of Directors' approval to repurchase common shares of the Company for up to $20 million. The repurchase commenced in January 2016.
The repurchased shares (treasury shares) are deducted from equity based on their cost. The repurchased shares reduce the amount of outstanding shares for purposes of the calculation of weighted average of outstanding shares in the computation of basic and dilutive earnings per share. No gains or losses resulting from transactions in treasury shares are recorded in the income statement.

3. Restructuring of the Rubber Carbon Black footprint

As part of the continuing strategic repositioning of the Rubber business, in May 2016 the Company's German operating subsidiary terminated, effective December 31, 2016, the Contract Manufacturing Agreement currently in place between the Company's German operating subsidiary and the Company's French subsidiary, Orion Engineered Carbons SAS ("OEC SAS"), which has a plant in Ambès with a maximum capacity of mostly standard rubber grades of 50 kmt per year. Consequently, the management of OEC SAS concluded consultations with the local Works Council at this facility to implement a restructuring and down staffing with a cessation of production at the site by the end of 2016. Expenses relating to this restructuring activity have been estimated to total €27.9 million of which cash relevant costs amount to €16.7 million and non-cash impairments €11.2 million. These costs have been recognized in the three months ended September 30, 2016.
Impairment charges related to the property, plant and equipment of OEC SAS were calculated based on an estimated recoverable amount of zero and are fully charged to the Rubber Carbon Black segment. The recoverable amount was determined based on the assumption that any potential sale would result in minimal proceeds.

4.	Segment information

Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two operating segments: “Rubber” and “Specialties”.
The performance of the operating segments is assessed by reference to Adjusted EBITDA (as defined below) which is each segment's measure of profit or loss. Group financing (including finance costs and finance income), adjustment items and income taxes are managed on a Group basis and are not allocated to operating segments.
Segment reconciliation for the three months ended September 30, 2016 and 2015:

	In EUR k			In EUR k
	For the Three Months Ended Sep 30,			For the Three Months Ended Sep 30,
	2016			2015
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	164,981	94,701	259,682	183,079	95,581	278,660
Cost of sales	(125,664)	(51,265)	(176,929)	(145,790)	(58,722)	(204,512)
Gross profit	39,317	43,436	82,753	37,289	36,859	74,148
Adjusted EBITDA	22,182	33,243	55,425	19,978	28,034	48,012
Adjusted EBITDA Margin	13.4%	35.1%	21.3%	10.9%	29.3%	17.2%
Depreciation amortization and impairment of intangible assets and property, plant and equipment	(23,393)	(7,331)	(30,724)	(10,626)	(6,967)	(17,593)
Share of profit of joint venture	(121)	—	(121)	(121)	—	(121)
Adjustment items			(21,169)			(3,158)
EBIT			3,411			27,140

Segment reconciliation for the nine months ended September 30, 2016 and 2015:

	In EUR k			In EUR k
	For the Nine Months Ended Sep 30,			For the Nine Months Ended Sep 30,
	2016			2015
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	464,014	289,804	753,818	561,380	290,031	851,411
Cost of sales	(350,244)	(152,288)	(502,532)	(435,426)	(174,113)	(609,539)
Gross profit	113,770	137,516	251,286	125,954	115,918	241,872
Adjusted EBITDA	60,769	106,359	167,128	71,265	86,597	157,862
Adjusted EBITDA Margin	13.1%	36.7%	22.2%	12.7%	29.9%	18.5%
Depreciation amortization and impairment of intangible assets and property, plant and equipment	(48,202)	(22,074)	(70,276)	(32,093)	(19,952)	(52,045)
Share of profit of joint venture	(298)	—	(298)	(371)	—	(371)
Adjustment items			(28,456)			(6,150)
EBIT			68,098			99,296

Definition of “Adjusted EBITDA”

“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the credit agreement governing our term loans “Adjusted EBITDA” is defined as EBITDA adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other adjustments. The Company believes that each of these items have less bearing on its performance of the underlying core business. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In EUR k		In EUR k
	For the Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2016	2015	2016	2015
Adjusted EBITDA	55,425	48,012	167,128	157,862
Share of profit of joint venture	(121)	(121)	(298)	(371)
Restructuring Expenses (1)	(17,603)	—	(17,603)	—
Consulting fees related to Group strategy (2)	(297)	—	(2,063)	(182)
Long Term Incentive Plan	(1,297)	(411)	(2,212)	(411)
Other adjustments (3)	(1,972)	(2,747)	(6,578)	(5,557)
EBITDA	34,135	44,733	138,374	151,341
Depreciation, amortization and impairment of intangible assets and property, plant and equipment (4)	(30,724)	(17,593)	(70,276)	(52,045)
Earnings before taxes and finance income/costs (operating result (EBIT))	3,411	27,140	68,098	99,296
Finance income	6,214	13,555	19,036	21,502
Finance costs	(15,609)	(27,478)	(46,080)	(62,663)
Share of profit of joint ventures	121	121	298	371
Income taxes	2,023	(1,286)	(15,337)	(17,120)
Profit or (loss) for the period	(3,840)	12,052	26,015	41,386

(1) Restructuring Expenses for the three and nine months ended September 30, 2016 relate to the strategic realignment of the worldwide Rubber footprint, resulting in a decision by the management of the OEC SAS, Ambès, France to cease production by December 31, 2016. Expenses comprise personnel related costs of €6.6 million and demolishing, side remediation and securing as well as accrued other expenses for the cessation of €11.0 million.
(2)    Consulting fees related to the Group strategy mainly relate to the formulating and executing of the strategic realignment of the worldwide Rubber footprint.
(3) Other adjustments (for items with less bearing on the underlying performance of the Company's core business) in the three months ended September 30, 2016 primarily relate to costs of €0.7 million in connection with our EPA enforcement action and cost of €0.5 million associated with the integration OECQ, which was acquired in the last quarter of 2015. Another €0.6 million are related to cost incurred during a production disruption in the Ambès, France plant. Other adjustments in the nine months ended September 30, 2016 primarily relate to costs of €3.5 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects), €1.6 million in connection with the OECQ integration as well as €0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant. Another €0.6 million of expenses are related to cost incurred during a production disruption in the Ambès, France plant. Other adjustments in the three and nine months ended September 30, 2015 primarily relate to costs associated with our EPA enforcement action.
(4) Includes €10.3 million impairment of fixed assets at our Ambès, France plant for the three and nine months ended September 30, 2016 following the decision to cease production by December 31, 2016.

Geographic information by legal entity

Revenues	In EUR k		In EUR k
	For the Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2016	2015	2016	2015
Germany	100,512	106,426	295,892	320,684
United States	69,658	86,534	200,210	256,270
South Korea	48,056	55,873	144,795	178,629
Brazil	15,276	12,780	39,459	41,527
China	10,109	—	27,919	—
South Africa	9,910	11,568	25,293	35,401
Other	4,919	4,328	14,938	13,885
Rest of Europe*	1,242	1,151	5,312	5,015
Total	259,682	278,660	753,818	851,411

*	Country of domicile of the Group (Luxembourg) EUR nil

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Sep 30,	As at Dec 31,
	2016	2015
Germany	132,846	141,624
Sweden	66,684	67,333
Italy	60,136	61,615
Poland	40,144	41,135
Rest of Europe	3,321	14,819
Subtotal Europe	303,131	326,526

United States	77,996	91,212
South Korea	70,951	70,686
South Africa	26,794	25,007
Brazil	16,121	10,165
China	4,646	5,539
Other	36	36
Total	499,675	529,171

5.	Other operating income, other operating expenses, restructuring expenses, financial result
Other operating income decreased by EUR 3,385k from EUR 4,987k for the nine months ended September 30, 2015 to EUR 1,602k for the nine months ended September 30, 2016. Other operating income for the nine months ended September 30, 2016 mainly comprised of EUR 665k insurance reimbursement for lost sales due to a flooding in the Orange, Texas plant. Other operating income for the nine months ended September 30, 2015 mainly comprised EUR 1,540k income from the valuation of derivatives and also comprised EUR 478k from a release of a provision.
Other operating expenses increased by EUR 370k from EUR 11,120k for the nine months ended September 30, 2015 to EUR 11,490k for the nine months ended September 30, 2016. Other operating expenses for the nine months ended September 30, 2016 mainly include consulting fees (EUR 2,063k) and other adjustment items (EUR 6,578k) with less bearing on the underlying business. Other operating expenses for the nine months ended September 30, 2015 mainly comprise of other adjustment items (EUR 5,557k) with less bearing on the underlying business. For further details please see Note 4 (Segment information).
Restructuring expenses related to the strategic realignment of the worldwide Rubber footprint, in particular accrued severance, site restoration and remediation costs (EUR 16,826k) and impairments of property, plant and equipment (EUR 10,297k) and inventory impairment (EUR 777k) for closing the Ambès, France plant by the end of 2016, (for further details please see Note 3. (Restructuring of the Rubber Carbon Black footprint) and Note 4 (Segment information)).
Financial result includes finance income, finance costs and share of profit or loss of joint ventures. Financial result improved by EUR 14,044k from EUR 40,790k net finance expenses for the nine months ended September 30, 2015 to EUR 26,746k net finance expenses for the nine months ended September 30, 2016. The decrease is mainly due to impacts from foreign currency revaluation effects and decreased interest expenses as result of voluntary repayments of existing term loans in December 2015, January 2016 and July 2016.
On September 30, 2016 the Company executed a repricing agreement with its term loan lenders. Interest from September 30, 2016 is calculated based on EURIBOR (for the EUR denominated loan) and LIBOR (for the USD denominated loan) plus 3.00% margin (previously: 3.75%-4.00% margin (depending on the leverage ratio)). For both EURIBOR and LIBOR a floor of 0.75% applies (previously: 1.00%). The Company incurred EUR 1,878k transaction costs associated with the repricing. These transaction costs were capitalized as of September 30, 2016 and will be amortized using the effective interest rate method. The table below presents a breakdown of financial result for the nine months ended September 30, 2016 and 2015:

Financial Result	EUR k
	For the Nine Months Ended Sep 30,
	2016	2015
Interest expense on term loans	(23,671)	(27,195)
Amortization of transaction costs	(2,925)	(2,478)
Commitment bank charge	(1,022)	(1,148)
Interest income	524	1,562
Interest on non-current provisions	(704)	(1,155)
Other interest expense, net	(3,131)	(1,370)
Total net interest expenses	(30,929)	(31,784)
Gains from foreign currency revaluation	18,512	19,940
Losses from foreign currency revaluation	(14,526)	(29,207)
Net foreign currency revaluation impact	3,986	(9,267)
Bank guarantee expense	(101)	(110)
Share of profit of joint ventures	298	371
Financial Result	(26,746)	(40,790)

6.	Share-based compensation and treasury shares
On July 31, 2015, the Company established the Long Term Incentive Plan ("LTIP" or the "2015 Plan") providing for the grant of performance share units (PSUs) to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). On August 2, 2016 the Compensation Committee established a consecutive LTIP (the "2016 Plan") having consistent terms as compared to the 2015 Plan. The following table details the costs incurred with respect to the 2015 Plan and 2016 Plan.

	EUR k
	For the Nine Months Ended Sep 30,
	2016	2015
Expense arising from equity-settled share based payment transactions (2015 Plan)	1,626	411
Expense arising from equity-settled share based payment transactions (2016 Plan)	587	—
Total share based compensation expenses	2,213	411

The following table illustrates the number of, and movements in, performance share units ("PSUs") during the year:

	2015 Plan		2016 Plan		Total
	Number of PSUs		Number of PSUs		Number of PSUs
	For the Nine Months Ended Sep 30,		For the Nine Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2016	2015	2016	2015	2016	2015
Outstanding at January 1	463,830	—	—	—	463,830	—
Granted during the period	—	491,835	687,812	—	687,812	491,835
Forfeited during the period	(8,871)	(28,005)	—	—	(8,871)	(28,005)
Exercised during the period	—	—	—	—	—	—
Outstanding as at September 30	454,959	463,830	687,812	—	1,142,771	463,830
The following table lists the inputs to the model used for the 2015 Plan and the 2016 Plan:

	2015 Plan	2016 Plan
Dividend Yield (%)	2.14	2.23
Expected Volatility OEC (%)	25.16	32.07
Expected Volatility Peer Group (%)	13.90	18.12
Correlation	0.5234	0.4952
Risk-free interest rate (%)	0.90	0.76
Model used	Monte Carlo	Monte Carlo
Weighted average fair value of PSUs granted in EUR	15.155	15.045
On January 15, 2016, the Company adopted a share repurchase plan. The Board of Directors of the Company authorized the repurchase of up to US-Dollar 20 million worth of shares of Orion's issued and outstanding common shares.
The Euro-equivalent of shares repurchased during the nine months ended September 30, 2016 is EUR 3,415k. The average share price paid per share in Euro was EUR 10.2612, EUR 11.0930 and EUR 11.8933 for the periods January, February and March, respectively, applying the daily US-Dollar exchange rates as published by the European Central Bank. No further shares were repurchased under the plan since March 2016.
7.    Inventories
The impairment allowance as of September 30, 2016 and December 31, 2015, respectively, amounted to EUR 3,983k and EUR 3,399k and developed as follows:

In EUR k	2016	2015
As at January 1,	3,399	8,510
Addition	3,223	1,814
Utilization	(2,556)	(5,279)
Release	(83)	(233)
As at September 30,	3,983	4,814
In addition EUR 265k in impairment was recorded for finished goods for the flooding of the Orange, Texas plant. This impairment loss was covered through claims under the existing insurance contracts and are offset against a corresponding receivable and are not included in the figures above.

8.	Financial assets and liabilities
The table below presents fair values and the allocation of the fair value measurements to the hierarchy levels as at September 30, 2016 and December 31, 2015.

	In EUR k as at
	Sep 30, 2016			Dec 31, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives	—	1,161	—	—	2,038	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	1,125	—	—	163	—
Liabilities for which fair values are disclosed
Term loan	—	616,518	—	—	668,992	—
The receivables from derivatives of EUR 1,161k and EUR 2,038k as at September 30, 2016 and December 31, 2015, respectively, are presented in other non-current financial assets with an amount of EUR 362k and EUR 2,020k as at September 30, 2016 and December 31, 2015, respectively, and other current financial assets with an amount of EUR 799k and EUR 18k as at September 30, 2016 and December 31, 2015, respectively. The liabilities from derivatives of EUR 1,125k and EUR 163k as at September 30, 2016 and December 31, 2015, respectively, are presented in other current financial liabilities. Those derivatives are solely used to hedge the on balance sheet payables and receivables, interest rate payments on the term loan and commodity price risks for sales to a specific customer as part of our hedging strategy.
To reduce the Group's foreign currency exposure a portion of the USD-denominated term loan is designated as a hedge of the net investment in a foreign operation. Effective January 1, 2015, US Dollar 180 million was designated to cover foreign currency risks related to the Company's U.S. business. The hedging amount did not exceed the net equity amount as of September 30, 2016 of the Group's affiliated U.S. subsidiaries. The amount accounted for in other comprehensive income for the net investment hedge was EUR 4,059k in the nine months ended September 30, 2016 and (12,413)k in the nine months ended September 30, 2015. The Euro-equivalent of the USD-denominated term loan decreased during the first nine months of 2016 from EUR 299,980k to EUR 270,498k due to a regular repayment of 0.75% of the initial principal amount and USD exchange rate fluctuation as well as EUR 20 million-equivalent voluntary repayment. The EUR-denominated term loan decreased during the first nine months of 2016 from EUR 369,013k to EUR 346,020k due to a regular repayment of 0.75% of the initial principal amount and EUR 20 million voluntary repayment.
9.    Deferred and current taxes
The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards. Income tax receivables decreased from EUR 8,750k at December 31, 2015 to EUR 4,342k at September 30, 2016 due to refunds received from tax authorities and the application of prior year overpayments to current year liabilities. Income tax liabilities decreased from EUR 16,443k at December 31, 2015 to EUR 12,455k at September 30, 2016 mainly due to tax payments for prior years.
Income taxes in the nine months ended September 30, 2016 amounted to EUR 15,337k compared to EUR 17,120k in the nine months ended September 30, 2015, reflecting profit and loss in these periods, respectively.
The effective tax rate of 37.1% for the nine months ended September 30, 2016 deviated from the expected group rate of 32% primarily due to non-creditable withholding taxes on tax exempt dividends received from the Korean subsidiary. Other non-deductible business expenses and non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities also impacted the rate by 8.1%. Offsetting these unfavorable impacts by (2.4)% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. Changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, Portugal and Sweden resulted in a slightly negative impact of (0.2)%. The remaining difference primarily relates to foreign tax rate differentials.

The effective tax rate of 29.3% for the nine months ended September 30, 2015 deviated from the expected group rate of 32% primarily due to the restructuring of our Brazilian entity, reducing the tax rate by (17.5)%. Benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy further impacted the rate by (3.2%). Offsetting these favorable impacts by 14.8% were changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, Portugal and Sweden. Other negative impacts include non-creditable withholding taxes and other non-deductible business expenses of 5.6%, and non-deductible interest expenses of 2.2% due to local trade tax adjustments for the Group’s German entities. The remaining differences relate to prior year taxes and foreign tax rate differentials.

10.	Contingent liabilities and other financial obligations
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	In EUR k
	As at Sep 30,	As at Dec 31,
Maturity	2016	2015
Less than one year	83,887	64,850
1 to 5 years	210,135	120,478
More than 5 years	44,662	37,443

Total	338,684	222,771

EPA Action
During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD and Title V permits reflecting Best Available Control Technology (“BACT”) at several units of the Company’s Ivanhoe (Louisiana) facility. In January 2013, the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. The Company received a comparable NOV from the EPA for the Company’s U.S. facility in Orange (Texas) in February 2013; and an NOV in March 2016 alleging more recent air emissions violations primarily at the dryers and the incinerator of the Orange facility.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing and have focused on target emission levels, emission caps, changes in raw materials, installation of air pollution control technology as well as potential civil penalties and environmental mitigation projects and other measures that might have to be installed and operated at one or more of the Company’s U.S. facilities to settle the EPA action. The Company received a first draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms several times in response to counter-proposals presented by the Company. The discussions continue, now based on the draft of a Consent Decree the latest version of which the Company received from the EPA in October 2016. The Company currently expects that further mark-ups of the draft Consent Decree will be exchanged with the EPA and further meetings with the EPA on these matters will occur as long as the Company continues to consider possible settlement to resolve the NOVs.

The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at the Company’s U.S. facilities on an ongoing basis. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company. Orion would expect to assert various defenses to EPA/DOJ’s allegations.

The Company is currently examining the technological solutions necessary and available to reach certain emission reduction levels in the various U.S. facilities of the Company on a going-forward basis. The costs of these solutions (and consequently, the costs of various proposed approaches outlined in the EPA’s and the Company’s proposals and counterproposals)

to date are uncertain and will remain uncertain until a mutually acceptable approach to settlement (if one were to be reached), including emission reduction levels, technologies and implementation periods (as well as a number of other important variables, such as local regulatory impact), comes into clearer focus. The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.

While the Company is currently unable to determine the amount of capital expenditures, civil penalties or mitigation costs resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that, based on EPA’s public announcements, two competitors, Cabot Corporation (“Cabot”) and Continental Carbon Corporation (“Continental”), have entered into settlement agreements with EPA/DOJ. In November 2013, Cabot agreed to pay a U.S. Dollar 975,000 civil penalty to the EPA and fund U.S. Dollar 450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 85 million. In March 2015, Continental agreed to pay a U.S. Dollar 650,000 civil penalty and fund U.S. Dollar 550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement estimated to require investments of approximately U.S. Dollar 98 million. As of October 2016, none of the Company’s other U.S. competitors have announced settlements with the government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain relatively less relevant allegations contained in the second NOV received for the Company’s facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of the Company’s U.S. facilities - as discussed above - relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs incurred under the indemnity as it expects or at all.

The Company is in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions remains uncertain, the Company believes that any potential settlement with the EPA, if reached, would likely involve costs similar in nature to those announced by Cabot and Continental as noted above, except that the amounts could be significantly larger due to the greater number of U.S. facilities operated by the Company. Such costs will also be affected by the locations and characteristics of such facilities as well as the other factors affecting potential emission reduction solutions referenced above. Were we to install, at all of our U.S. facilities, pollution controls using technology of the kind Cabot and Continental have indicated they are installing under their settlements, we believe that the capital costs for us could theoretically be 30% to 70% higher than those announced by Cabot and referenced above, i.e., could be in a range between approximately U.S. Dollar 110 - 140 million to be spent over a time period of up to seven years (not taking into account a potential recovery of amounts under the indemnity from Evonik). We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain, as we have yet to reach a comprehensive understanding with the EPA as to the overall approaches to be taken toward settlements at all of our U.S. plants. In particular, technology solutions we might choose to implement may differ in scope and operation from those used by our competitors and other important factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently. We also caution that the foregoing does not include any civil penalties or the costs of such mitigation projects that are customarily part of any settlement with the EPA, were one to be reached. The Company has received the indication that a potential settlement could foresee the commitment to civil penalties and the financing of mitigation projects in the aggregate amount of up to approx. U.S. Dollar 1.6 million. The Company has established a provision related to penalties and mitigation projects which it considers appropriate. However, the overall capital costs necessary to settle the EPA matter, were we to do so, remain uncertain until a mutually acceptable approach to settlement comes into clearer focus through further analysis and discussions and, accordingly, may differ significantly from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether the Company or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification the Company will be able to obtain from Evonik. As a result, the total financial impact of this enforcement action on the Company remains unclear.

This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.

11.	Related parties
In addition to the subsidiaries included in the consolidated financial statements related parties are Kinove Luxembourg Holdings 1 S.à r. l. ("Kinove Holdings") and a co-investor as majority shareholders of Orion Engineered Carbons S.A., the shareholders of Kinove Holdings and the co-investor and one joint venture of Orion that is accounted for using the equity method.
We have not entered into material related party transactions other than in the normal course of business.
Senningerberg (Municipality of Niederanven), November 3, 2016
Orion Engineered Carbons S.A., Luxembourg

Jack Clem	Charles Herlinger
Managing Director	Managing Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the quarter and nine months ended September 30, 2016 and 2015 and should be read in conjunction with Orion Engineered Carbons S.A.'s annual report on Form 20-F for the year ended December 31, 2015 (the "form 20-F"), which is available on the EDGAR system of the U.S. Securities and Exchange Commission (www.sec.gov) as well as on our webpage (www.orioncarbons.com).
We believe that certain factors disclosed in the form 20-F have had, and will continue to have, a material effect on our results of operations and financial condition. Those factors, as disclosed under Item 5 "Operating and Financial Review and Prospects–Key Factors Affecting Our Results of Operations" in our form 20-F, have not changed materially subsequent to the filing of the form 20-F.
As many of the factors described in our form 20-F are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied in any forward-looking statements below, include, but are not limited to, factors indicated in our form 20-F under Item 3. "Key Information–D. Risk Factors" and "Note Regarding Forward-Looking Statements."
Due to rounding, numbers presented below may not add up precisely to the totals we provide and percentages may not precisely reflect absolute figures.
Non-IFRS Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA presented in this Management Discussion and Analysis have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful because we see this measure as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our credit agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
The non-IFRS measures Net Working Capital and Capital Expenditure are discussed below.

Results of Operations and Segment Discussion
Revenue
Revenue decreased by €19.0 million, or 6.8%, from €278.7 million (€95.6 million in our Specialty Carbon Black segment and €183.1 million in our Rubber Carbon Black segment) in the third quarter of 2015 to €259.7 million (€94.7 million in our Specialty Carbon Black segment and €165.0 million in our Rubber Carbon Black segment) in the third quarter of 2016. This revenue decrease was due primarily to sales price declines resulting from the pass through of lower feedstock costs to customers with agreements that link price to the cost of feedstock, partially offset by additional volumes as well as impacts from feedstock surcharges becoming effective.

Revenue decreased by €97.6 million, or 11.5%, from €851.4 million (€290.0 million in our Specialty Carbon Black segment and €561.4 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2015 to €753.8 million (€289.8 million in our Specialty Carbon Black segment and €464.0 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2016. This revenue decrease was due to sales price decline resulting from pass through of lower feedstock costs and, to a lesser extent, due to foreign currency exchange translation effects and change in regional mix, partially offset by additional volumes.
Total volume increased by 18.8 kmt overall, or 7.3%, from 258.3 kmt (55.6 kmt in our Specialty Carbon Black Segment and 202.7 kmt in our Rubber Carbon Black segment) in the third quarter of 2015 to 277.1 kmt (59.7 kmt in our Specialty Carbon Black segment and 217.3 kmt in our Rubber Carbon Black segment) in the third quarter of 2016. This increase of 7.3% increase reflected stronger volumes in both the Specialty and Rubber Carbon Black businesses. Our new business in Qingdao, China (OECQ), acquired during the fourth quarter of 2015, accounted for 15.7 kmt of the volume increase.
Total volume increased by 75.6 kmt, or 9.8%, from 771.7 kmt (161.4 kmt in our Specialty Carbon Black Segment and 610.2 kmt in our Rubber Carbon Black segment) for the nine months ended September 30, 2015 to 847.3 kmt (182.3 kmt in our Specialty Carbon Black segment and 665.0 kmt in our Rubber Carbon Black segment) for the nine months ended September 30, 2016. Increased volumes in the Specialty Carbon Black segment reflected increased demand in all our regions. Increased volumes in the Rubber Carbon Black segment reflected increased demand in Europe, Brazil and the Asia Pacific region (excluding China), while demand in North America declined compared to the nine months of 2015. OECQ, which was acquired in the fourth quarter of 2015, contributed volumes of 42.3 kmt in the nine months ended September 30, 2016.
Cost of Sales and Gross Profit
Cost of sales decreased by €27.6 million, or 13.5%, from €204.5 million (€58.7 million in our Specialty Carbon Black segment and €145.8 million in our Rubber Carbon Black segment) in the third quarter of 2015 to €176.9 million (€51.3 million in our Specialty Carbon Black segment and €125.7 million in our Rubber Carbon Black segment) in the third quarter of 2016. This decrease in cost of sales relates primarily to the impact of lower oil prices on our feedstock costs, and essentially corresponds to the oil price related reductions affecting revenues. Additional decreases in cost of sales related to lower energy costs. These declines were somewhat offset by an increased fix cost basis as a consequence of the OECQ acquisition, additional cost of sales due to volume increases and to a lesser extent due to unfavorable feedstock cost developments in our Rubber Carbon Black segment.
Cost of sales decreased by €107.0 million, or 17.6%, from €609.5 million (€174.1 million in our Specialty Carbon Black segment and €435.4 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2015 to €502.5 million (€152.3 million in our Specialty Carbon Black segment and €350.2 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2016. This decrease in cost of sales relates primarily to the impact of lower oil prices on our feedstock costs, and essentially corresponds to the oil price related reductions affecting revenues. Additional decreases in cost of sales related to a change in product mix and foreign currency exchange impacts. These declines were somewhat offset by additional cost of sales due to volume increases, an increased fix cost basis as a consequence of the OECQ acquisition and to a lesser extent due to unfavorable feedstock cost developments in our Rubber Carbon Black segment.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit increased by 11.6% from €74.1 million (€36.9 million in our Specialty Carbon Black segment and €37.3 million in our Rubber Carbon Black segment) in the third quarter of 2015 to €82.8 million (€43.4 million in our Specialty Carbon Black segment and €39.3 million in our Rubber Carbon Black segment) in the third quarter of 2016, due to the increase in contribution margin being partly offset by higher depreciation expenses of €2.7 million primarily related to the acquisition of OECQ.

The net impact of the aforementioned changes in revenues and cost of sales was that gross profit increased slightly from €241.9 million (€115.9 million in our Specialty Carbon Black segment and €126.0 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2015 to €251.3 million (€137.5 million in our Specialty Carbon Black segment and €113.8 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2016 with an increase in contribution margin being offset by higher depreciation expenses of €7.5 million.
Selling Expenses
Sales and marketing expenses increased by €1.5 million from €27.1 million in the third quarter of 2015 to €28.6 million in the third quarter of 2016. This increase was in part due to higher volume as well as increased salaries and general price increases.
Sales and marketing expenses increased by €3.3 million from €80.6 million in the nine months of 2015 to €83.9 million in the nine months of 2016. This increase was in part due to higher volume as well as increased salaries and general price increases.
Research and Development Costs
Research and development costs increased by €1.2 million from €2.5 million in the third quarter of 2015 to €3.7 million in the third quarter of 2016. This change mainly reflects the timing of expenditures for individual development programs.
Research and development costs increased slightly by €0.2 million from €10.5 million in the nine months of 2015 to €10.7 million in the nine months of 2016.
General Administrative Expenses
General administrative expenses increased by €2.6 million from €14.6 million in the third quarter of 2015 to €17.2 million in the third quarter of 2016, mainly as a result of the acquisition of OECQ and the timing of expenses.
General administrative expenses increased by €5.5 million from €45.3 million in the in the nine months of 2015 to €50.8 million in the nine months of 2016, mainly as a result of the acquisition of OECQ and the timing of expenses.
Other Operating Income and Expenses, Restructuring Expenses
Other operating income and expenses, net decreased by €0.8 million from a net expense of €2.8 million in the third quarter of 2015 to a net expense of €2.0 million in the third quarter of 2016, mainly including OECQ related integration expenses and fees related to our EPA enforcement action.
As a result of the strategic review of our Rubber Carbon Black footprint resulting in the decision to close the Ambès plant in France restructuring costs of €27.9 million were incurred in the third quarter of 2016.
Other operating income and expenses, net increased by €3.8 million from a net expense of €6.1 million in the nine months of 2015 to a net expense of €9.9 million in the nine months of 2016, OECQ related integration expenses, fees related to our EPA enforcement action and fees in connection with our worldwide Rubber footprint initiative.
As a result of the strategic review of our Rubber Carbon Black footprint resulting in the decision to close the Ambès plant in France restructuring costs of €27.9 million were incurred in the nine months of 2016.
Operating Result (EBIT)
Operating result decreased by €23.7 million, or 87.4%, from €27.1 million in third quarter of 2015 to €3.4 million in the third quarter of 2016 reflecting the effects discussed above, in particular due to the impact of €27.9 million restructuring costs.
Operating result decreased by €31.2 million, or 31.4%, from €99.3 million in the nine months of 2015 to €68.1 million in the nine months of 2016 reflecting the effects discussed above, in particular due to the impact of €27.9 million restructuring costs.

Finance Costs, Net
Finance costs, net (comprising finance income less finance cost) decreased by €4.5 million from a finance cost, net of €13.9 million in the third quarter of 2015 to a finance cost, net of €9.4 million in the third quarter of 2016 reflecting, in particular, a reduction of interest expense due to our voluntary principal repayments of term loans in the fourth quarter of 2015 and during the nine months of 2016 totaling €90 million. In addition the effects resulting from foreign currency valuation differed in the third quarter of 2016 compared to the third quarter of 2015. During the third quarter of 2016 we incurred foreign currency exchange losses of €6.2 million. These foreign exchange losses were offset by €6.0 million of foreign currency exchange gains reflecting both our hedging strategies on the term loan and the appreciation of the Euro against the US-Dollar. These gains and losses are shown gross due to their different nature and the different group companies involved in the hedging transactions. The foreign currency exchange gains and losses in the third quarter of 2015 amounted to €17.1 million and €21.4 million respectively.
Finance costs, net (comprising finance income less finance cost) decreased by €14.2 million from a finance cost, net of €41.2 million in the nine months of 2015 to a finance cost, net of €27.0 million in the nine months of 2016 reflecting, in particular, a reduction of interest expense due to our voluntary principal repayments of term loans in the fourth quarter of 2015 and during the nine months of 2016 totaling €90 million. During the nine months of 2016 we incurred foreign currency exchange losses of €14.5 million. These foreign exchange losses were offset by €18.5 million of foreign currency exchange gains reflecting both our hedging strategies on the term loan and the appreciation of the Euro against the US-Dollar. These gains and losses are shown gross due to their different nature and the different group companies involved in the hedging transactions. The foreign currency exchange gains and losses in the nine months of 2015 amounted to 19.9 million and €29.2 million respectively.
Share of Profit or Loss of joint venture
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained unchanged at €0.1 million in the third quarter of 2016 compared to the third quarter of 2015.
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained nearly unchanged at €0.3 million in the nine months of 2016 compared to €0.4 million in the nine months of 2015.
Financial Result
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture improved by €4.5 million, or 32.8%, from a net expense of €13.8 million in the third quarter of 2015 to a net expense of €9.3 million in the third quarter of 2016, reflecting the factors discussed above.
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture improved by €14.1 million, or 34.4%, from a net expense of €40.8 million in the nine months of 2015 to a net expense of €26.7 million in the nine months of 2016, reflecting the factors discussed above.
Profit or Loss for the Period Before Income Taxes
Loss before income taxes for the third quarter of 2016 amounted to €5.9 million compared to a profit of €13.3 million in the third quarter of 2015, reflecting the factors described above, in particular reflecting the impact of €27.9 million restructuring costs incurred in the third quarter of 2016.
Profit before income taxes for the nine months of 2016 amounted to €41.4 million compared to a profit of €58.5 million in the nine months of 2015, reflecting the factors described above, in particular reflecting the impact of €27.9 million restructuring costs incurred in 2016.
Income Taxes
Income taxes in the third quarter of 2016 amounted to a benefit of €2.0 million compared to expenses of €1.3 million in the third quarter of 2015 reflecting the respective loss and profit in these periods.
Income taxes in the nine months of 2016 amounted to €15.3 million compared to €17.1 million in the nine months of 2015 reflecting profit in these periods. For discussion of the effects on our effective tax rate of 37.1% for the nine months of 2016 compared to the expected group rate of 32%, we refer to Note 9. (Deferred and current taxes) above.
Profit or Loss for the Period
Loss for the third quarter of 2016 amounted to €3.8 million, a €15.9 million decrease from the €12.1 million profit in the third quarter of 2015, reflecting the effects of the items discussed above.

Profit for the nine months of 2016 amounted to €26.0 million, a €15.4 million decrease from the €41.4 million profit in the nine months of 2015, reflecting the effects of the items discussed above.
Contribution Margin (Non-IFRS Financial Measure)
Contribution margin increased by €12.4 million, or 11.9%, from €103.5 million in the third quarter of 2015 to €115.9 million in the third quarter of 2016, driven by improved Rubber Carbon Black margins as a result of the introduction of feedstock surcharges, strong volume growth in our Specialty Carbon Black business and good performance of OECQ.
Contribution margin increased by €23.0 million, or 7.0%, from €328.5 million in the nine months of 2015 to €351.5 million in the nine months of 2016, primarily driven by strong volume growth in our Specialty Carbon Black business and our OECQ business acquired during the fourth quarter of 2015 and the introduction of oil cost surcharges somewhat offset by negative feedstock cost developments and foreign exchange translation impacts (mainly in our Rubber Carbon Black business), as well as regional mix effects in particular in the first six months of 2016.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by €7.4 million, or 15.4%, to €55.4 million in the third quarter of 2016 compared to €48.0 million in the third quarter of 2015, reflecting the development of gross profit discussed above.
Adjusted EBITDA increased by €9.2 million, or 5.9%, to €167.1 million in the nine months of 2016 compared to €157.9 million in the nine months of 2015, which reflected the development of gross profit discussed above.
Specialty Carbon Black
Revenue of the Specialty Carbon Black segment decreased by €0.9 million, or 0.9%, from €95.6 million in the third quarter of 2015 to €94.7 million in the third quarter of 2016. The impact of strong volume growth and favorable mix was offset by price declines coming mostly from the pass through of reduced feedstock costs to customers with index pricing.
Volume of the Specialty Carbon Black segment increased by 4.1 kmt, or 7.4%, from 55.6 kmt in the third quarter of 2015 to 59.7 kmt in the third quarter of 2016. OECQ has begun the planned shift of production to Specialty Carbon Black contributing to the gain. Remaining growth reflected increased global demand and further penetration of markets, with all markets showing strength, but especially in Asia Pacific.
Gross profit of the Specialty Carbon Black segment increased by €6.5 million, or 17.8%, from €36.9 million in the third quarter of 2015 to €43.4 million in the third quarter of 2016 driven by increased volumes, the effects of raw material costs and improved mix.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €5.2 million, or 18.6%, from €28.0 million in the third quarter of 2015 to €33.2 million in the third quarter of 2016 reflecting the development of gross profit. Adjusted EBITDA margin in the third quarter of 2016 was 35.1% compared to 29.3% in the third quarter of 2015.
Revenue of the Specialty Carbon Black segment decreased by €0.2 million, or 0.1%, from €290.0 million in the nine months of 2015 to €289.8 million in the nine months of 2016. This revenue development was due to strong growth in volumes and to a lesser extent favorable product mix impacts which were offset by price declines resulting mainly from the pass through of reduced feedstock costs to customers with index pricing and foreign exchange translation effects.
Volume of the Specialty Carbon Black segment increased by 20.9 kmt, or 12.9%, from 161.4 kmt in the nine months of 2015 to 182.3 kmt in the nine months of 2016, reflecting increased global demand in all regions and further penetration of markets.
Gross profit of the Specialty Carbon Black segment increased by €21.6 million, or 18.6%, from €115.9 million in the nine months of 2015 to €137.5 million in the nine months of 2016, in large part due to increased volumes.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €19.8 million, or 22.8%, from €86.6 million in the nine months of 2015 to €106.4 million in the nine months of 2016 reflecting the development of gross profit. Adjusted EBITDA margin in the nine months of 2016 was 36.7% compared to 29.9% in the nine months of 2015. This increase in Adjusted EBITDA margin reflecting improved profitability.

Rubber Carbon Black
Revenue of the Rubber Carbon Black segment decreased by €18.1 million, or 9.9%, from €183.1 million in the third quarter of 2015 to €165.0 million in the third quarter of 2016. This revenue decrease was due to price declines resulting from pass through of lower cost feedstock to customers based on index-pricing agreements, and to a lesser extent to regional mix effects partly offset by the positive impact of revenues from OECQ and feedstock surcharges.
Volume for the Rubber Carbon Black segment increased by 14.6 kmt, or 7.2%, from 202.7 kmt in the third quarter of 2015 to 217.3 kmt in the third quarter of 2016. This increase is associated with the impact of the acquisition of OECQ in the last quarter of 2015. Organic volume growth was flat.
Gross profit of the Rubber Carbon Black segment increased by €2.0 million, or 5.4%, from €37.3 million in the third quarter of 2015 to €39.3 million in the third quarter of 2016. This increase was associated with the positive impact of OECQ and the favorable impact of a full quarter of feedstock surcharges, which served to offset persistently negative feedstock cost impacts. Reduced cogeneration earnings as a result of lower global energy prices also continue to negatively influence gross profit development.
Adjusted EBITDA of the Rubber Carbon Black segment increased by €2.2 million, or 11.0%, from €20.0 million in the third quarter of 2015 to €22.2 million in the third quarter of 2016, essentially reflecting the development of gross profit without depreciation. Our Adjusted EBITDA margin rose to 13.4% in the third quarter of 2016 compared to 10.9% in the third quarter of 2015.
Revenue of the Rubber Carbon Black segment decreased by €97.4 million, or 17.3%, from €561.4 million in the nine months of 2015 to €464.0 million in the nine months of 2016. This revenue decrease was primarily due to price declines resulting from pass through of lower cost feedstock and to a lesser extend resulting from negative product mix and foreign exchange translation effects, partly offset by the impact of revenues from OECQ, additional volumes and favorable impact of oil price surcharges.
Volume for the Rubber Carbon Black segment increased by 54.8 kmt, or 9.0% (2.0% without the impact of newly acquired OECQ), from 610.2 kmt in the nine months of 2015 to 665.0 kmt in the nine months of 2016 reflecting increased demand in the base business (primarily in Europe) as well as a boost in volume of 42.3 kmt associated with the acquisition OECQ during the last quarter of 2015.
Gross profit of the Rubber Carbon Black segment decreased by €12.2 million, or 9.7%, from €126.0 million in the nine months of 2015 to €113.8 million in the nine months of 2016. This decrease was associated with negative feedstock cost developments, increased depreciation charges and to a lesser extent unfavorable changes in product mix and foreign exchange translation effects, partially offset by the positive impact of the OECQ acquisition.
Adjusted EBITDA of the Rubber Carbon Black segment decreased by €10.5 million, or 14.7%, from €71.3 million in the nine months of 2015 to €60.8 million in the nine months of 2016, essentially reflecting the development of gross profit without depreciation. Our Adjusted EBITDA margin increased to 13.1% in the nine months of 2016 compared to 12.7% in the nine months of 2015.
As part of the continuing strategic repositioning of the Rubber business, in May 2016 the Company's German operating subsidiary terminated, effective December 31, 2016, the Contract Manufacturing Agreement currently in place between the Company's German operating subsidiary and the Company's French subsidiary, Orion Engineered Carbons SAS ("OEC SAS"), which has a plant in Ambès with a maximum capacity of mostly standard rubber grades of 50 kmt per year. Consequently, the management of OEC SAS concluded consultations with the local Works Council at this facility to implement a restructuring and down staffing with a cessation of production at the site by the end of 2016. Expenses relating to this restructuring activity have been estimated to total €27.9 million of which cash relevant costs amount to €16.7 million and non-cash impairments €11.2 million. These costs have been recognized in the three months ended September 30, 2016.

Liquidity and Capital Resources

	For the Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2016 in million EUR	2015 in million EUR	2016 in million EUR	2015 in million EUR
Cash flows from operating activities	44.9	30.1	147.7	152.1
Cash flows used in investing activities	(10.2)	(9.5)	(48.2)	(40.8)
Cash flows used in financing activities	(35.2)	(25.3)	(100.8)	(73.9)

Change in cash	(0.5)	(4.7)	(1.3)	37.4

Cash and cash equivalents at the end of the period	64.7	105.9	64.7	105.9
Third Quarter of 2016 Cash Flows
Cash inflows from operating activities in the third quarter of 2016 amounted to €44.9 million, consisting of a consolidated loss for the period of €3.8 million, adjusted for depreciation, amortization and impairment of property, plant and equipment of €30.7 million (including €10.3 million impairments for Ambès, France), exclusion of other accrued Ambès restructuring expenses of €17.6 million, exclusion of net finance cost of €9.4 million, and a cash decrease in net working capital of €9.2 million. Net working capital totaled €190.5 million at September 30, 2016, compared to €181.4 million as at June 30, 2016 and reflects €1.0 million foreign currency effects from translation into Euro.
Cash outflows from investing activities in the third quarter of 2016 amounted to €10.2 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the third quarter of 2016 amounted to €35.2 million, comprised primarily a dividend payment of €10.0 million, our regular interest payments for our term loan facilities of €7.5 million, regular debt repayment of €1.8 million and voluntary debt repayment of €20.0 million.
Third Quarter of 2015 Cash Flows
Cash inflows from operating activities in the third quarter of 2015 amounted to €30.1 million, consisting of a consolidated profit for the period of €12.1 million, adjusted for depreciation and amortization of €17.6 million, exclusion of net finance cost of €13.9 million, and a cash decrease in net working capital of €5.4 million primarily associated with receivables and inventories due to impacts from reduced feedstock costs. Net working capital totaled €188.8 million at September 30, 2015, compared to €198.2 million as at June 30, 2015.
Cash outflows from investing activities in the third quarter of 2015 amounted to €9.5 million and comprise expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the third quarter of 2015 amounted to €25.3 million, comprised primarily of a dividend payment totaling €10.0 million, our regular interest payments for our term loan facilities of €9.1 million and regular debt repayment of €1.8 million.

Nine months of 2016 Cash Flows
Cash inflows from operating activities in the nine months of 2016 amounted to €147.7 million, consisting of a consolidated profit for the period of €26.0 million, adjusted for depreciation and amortization of €70.3 million (including €10.3 million impairments for Ambès, France), exclusion of other accrued Ambès restructuring expenses of €17.6 million, exclusion of net finance cost of €27.0 million, and a cash increase in net working capital of €3.6 million. Net working capital totaled €190.5 million at September 30, 2016, compared to €183.0 million as at December 31, 2015 and reflects €0.1 million foreign currency effects from translation into Euro.
Cash outflows from investing activities in the nine months of 2016 were basically in line with expectation for the full year 2016 and amounted to €48.2 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system. We plan to continue financing our future capital expenditures with cash generated by our operating activities.
Cash outflows for financing activities in the nine months of 2016 amounted to €100.8 million, comprised primarily of voluntary debt repayments of €40.0 million, dividend payments of €30.0 million, our regular interest payments for our term loan facilities of €23.7 million and regular debt repayments of €5.4 million.
Nine months of 2015 Cash Flows
Cash inflows from operating activities in the nine months of 2015 amounted to €152.1 million, consisting of a consolidated profit for the period of €41.4 million, adjusted for depreciation and amortization of €52.0 million, exclusion of net finance cost of €41.2 million, and a cash increase in net working capital of €23.8 million primarily associated with receivables and inventories due to impacts from reduced feedstock costs. Net working capital totaled €188.8 million at September 30, 2015, compared to €219.7 million as at December 31, 2014.
Cash outflows from investing activities in the nine months of 2015 amounted to €40.8 million and comprise expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the nine months of 2015 amounted to €73.9 million, comprised primarily of our regular interest payments for our term loan facilities of €27.2 million, three dividend payments totaling €30.0 million, regular debt repayment of €5.4 million and payments related to other financial liabilities of €7.6 million.
Net Working Capital (Non-IFRS Financial Measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	Sep 30, 2016	Jun 30, 2016	Dec 31, 2015
	in million EUR	in million EUR	in million EUR
Inventories	107.9	97.0	105.1
Trade receivables	178.6	170.4	172.1
Trade payables	(96.1)	(85.9)	(94.2)

Net Working Capital	190.5	181.4	183.0
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black feedstock costs and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of about three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2015 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €19-21 million within about a three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant than Net Working Capital swings in an environment of high price volatility. As of September 30, 2016, Net Working Capital increased to €190.5 million compared to €181.4 million as of June 30, 2016.